UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Qudian Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

747798 106 (1)

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)   This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Class A ordinary share.

SCHEDULE 13G

CUSIP No. 747798 106

1	Names of Reporting Persons Li Du
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 12,770,000 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 12,770,000 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,770,000 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
6.7% of Class A ordinary shares (or 5.0% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) IN

*                 The percentages used in this Schedule 13G/A are calculated based on a total of 189,967,154 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2019.

1	Names of Reporting Persons PHOENIX WEALTH INVESTMENT (HOLDINGS) LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Class A ordinary share
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0 Class A ordinary share
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Class A ordinary share
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons PHOENIX WEALTH (HONG KONG) ASSET MANAGEMENT LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Class A ordinary share
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0 Class A ordinary share
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Class A ordinary share
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons PHOENIX WEALTH (CAYMAN) ASSET MANAGEMENT LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Class A ordinary share
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0 Class A ordinary share
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Class A ordinary share
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons PHOENIX AUSPICIOUS FINTECH INVESTMENT L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Class A ordinary share
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0 Class A ordinary share
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Class A ordinary share
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons GUOSHENG FINANCIAL HOLDING INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 12,770,000 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 12,770,000 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,770,000 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
6.7% of Class A ordinary shares (or 5.0% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G/A are calculated based on a total of 189,967,154 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2019.

1	Names of Reporting Persons GUOSHENG (HONG KONG) INVESTMENT LIMITED (formerly known as WA SUNG INVESTMENT LIMITED)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 12,770,000 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 12,770,000 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,770,000 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
6.7% of Class A ordinary shares (or 5.0% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G/A are calculated based on a total of 189,967,154 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2019.

Item 1.
(a)	Name of Issuer: Qudian Inc.
(b)	Address of Issuer’s Principal Executive Offices: Tower A, AVIC Zijin Plaza Siming District, Xiamen, Fujian Province 361000 People’s Republic of China

Item 2.
(a)

Name of Person Filing:

(i)          Li Du;

(ii)         Phoenix Wealth Investment (Holdings) Limited (“Phoenix Wealth Holdings”), a company incorporated under the laws of the British Virgin Islands, which is controlled by Mr. Li Du;

(iii)        Phoenix Wealth (Hong Kong) Asset Management Limited (“Phoenix Wealth HK”), a limited liability company incorporated under the laws of Hong Kong and a subsidiary of Phoenix Wealth Holdings;

(iv)        Phoenix Wealth (Cayman) Asset Management Limited (“Phoenix Wealth”), an exempted company incorporated under the laws of the Cayman Islands with limited liability and a subsidiary of Phoenix Wealth HK;

(v)         Phoenix Auspicious FinTech Investment L.P. (“Phoenix Auspicious”), a limited partnership organized under the laws of the Cayman Islands, of which Phoenix Wealth is the general partner;

(vi)        Guosheng Financial Holding Inc. (“Guosheng”), a public company listed on the Shenzhen Stock Exchange, which is controlled by Mr. Li Du; and

(vii)       Guosheng (Hong Kong) Investment Limited (formerly known as Wa Sung Investment Limited, “Guosheng HK”),  a limited liability company incorporated under the laws of Hong Kong and a subsidiary of Guosheng.

(b)

Address of Principal Business Office or, if none, Residence:

(i)          The address of the principal business office of Li Du is 101st Floor, Ping An International Finance Centre, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, People’s Republic of China.

(ii)         The registered address of Phoenix Wealth Holdings is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(iii)        The registered address of Phoenix Wealth HK is Unit 606, 6/F Alliance, Building 133 Connaught RD, Central, Hong Kong.

(iv)        The registered address of Phoenix Wealth is P.O. Box 2075, #31 The Strand, 46 Canal Point Drive, Grand Cayman KY1-1105, Cayman Islands.

(v)         The registered address of Phoenix Auspicious is P.O. Box 2075, #31 The Strand, 46 Canal Point Drive, Grand Cayman KY1-1105, Cayman Islands.

(vi)        The address of the principal business office of Guosheng is 101st Floor, Ping An International Finance Centre, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, People’s Republic of China.

(vii)       The registered address of Guosheng HK is Unit 606, 6th Floor, Alliance Building, 133 Connaught Road Central, Hong Kong.

(c)

Citizenship:

(i)          Li Du — People’s Republic of China

(ii)         Phoenix Wealth Holdings — British Virgin Islands

(iii)        Phoenix Wealth HK — Hong Kong Special Administrative Region

(iv)        Phoenix Wealth — Cayman Islands

(v)         Phoenix Auspicious — Cayman Islands

(vi)        Guosheng — People’s Republic of China

(vii)       Guosheng HK — Hong Kong Special Administrative Region

(d)	Title and Class of Securities: Class A ordinary shares, par value US$0.0001 per share
(e)	CUSIP No.: 747798 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned(1)		Percent of class(2)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Li Du	12,770,000	(3)	6.7%	12,770,000	0	12,770,000	0
Phoenix Wealth Holdings	0		0%	0	0	0	0
Phoenix Wealth HK	0		0%	0	0	0	0
Phoenix Wealth	0		0%	0	0	0	0
Phoenix Auspicious	0		0%	0	0	0	0
Guosheng	12,770,000		6.7%	12,770,000	0	12,770,000	0
Guosheng HK	12,770,000		6.7%	12,770,000	0	12,770,000	0

(1)   As of December 31, 2019, Phoenix Auspicious did not hold any of the Issuer’s Class A ordinary shares. Phoenix Wealth is the general partner of Phoenix Auspicious, and Phoenix Wealth is a subsidiary of Phoenix Wealth HK, which in turn is a subsidiary of Phoenix Wealth Holdings. Phoenix Wealth Holdings is controlled by Mr. Li Du. Accordingly, each of Phoenix Wealth Holdings, Phoenix Wealth HK, Phoenix Wealth and Phoenix Auspicious may not thereby be deemed to beneficially own any Class A ordinary share. As of December 31, 2019, Guosheng HK held 12,770,000, or 6.7%, of the Issuer’s Class A ordinary shares. Guosheng HK is a subsidiary of Guosheng, which in turn is controlled by Mr. Li Du. Accordingly, each of Mr. Li Du, Guosheng and Guosheng HK may thereby be deemed to beneficially own 12,770,000 Class A ordinary shares held by Guosheng HK.

(2)   Mr. Li Du’s beneficial ownership represents 6.7% of total Class A ordinary shares (or 5.0% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). The holdings of Guosheng HK, beneficially owned by Guosheng, represent 6.7% of total Class A ordinary shares (or 5.0% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). Calculation is based on a total of 189,967,154 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2019.

(3)   Includes 12,770,000 of the Issuer’s Class A ordinary shares held by Guosheng HK.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G/A filed on February 14, 2019 by the reporting persons with the Securities and Exchange Commission)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

Li Du

/s/ Li Du
	Name:	Li Du

PHOENIX WEALTH INVESTMENT (HOLDINGS) LIMITED

	By:	/s/ Li Du
	Name:	Li Du
	Title:	Director

PHOENIX WEALTH (HONG KONG) ASSET MANAGEMENT LIMITED

	By:	/s/ Li Du
	Name:	Li Du
	Title:	Director

PHOENIX WEALTH (CAYMAN) ASSET MANAGEMENT LIMITED

	By:	/s/ Li Du
	Name:	Li Du
	Title:	Director

PHOENIX AUSPICIOUS FINTECH INVESTMENT L.P.

	By:	/s/ Li Du
	Name:	Li Du
	Title:	Director of Phoenix Wealth (Cayman) Asset Management Limited, as general partner for and on behalf of Phoenix Auspicious FinTech Investment L.P.

GUOSHENG FINANCIAL HOLDING INC.

By:	/s/ Li Du
Name:	Li Du
Title:	Director

GUOSHENG (HONG KONG) INVESTMENT LIMITED

By:	/s/ Cheung Wai Tong
Name:	Cheung Wai Tong
Title:	Director